UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

YY Inc.

(Name of Issuer)

Class A common shares

(Title of Class of Securities)

G9887Y 107**

(CUSIP Number)

Jun Lei Top Brand Holdings Limited 13th Floor, WuCaiCheng Office Building 68 Qinghe Middle Street Haidian District, Beijing 100085 People’s Republic of China +86 (10) 6060-6666	David Xueling Li YYME Limited c/o Building 3-08 Yangcheng Creative Industry Zone No. 309 Huangpu Avenue Middle Tianhe District, Guangzhou 510655 People’s Republic of China +86 (20) 2916-2104

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.
Haiping Li, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central
Hong Kong
Phone: +852 3740-4700

July 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Mr. Jun Lei, Top Brand Holdings Limited, Mr. David Xueling Li and YYME Limited, with respect to the Class A common shares, par value $0.00001 per share and the Class B common shares, par value $0.00001 per share (together, the “Shares”), of YY Inc., a Cayman Islands company (the “Company”). The Shares beneficially owned by Mr. Jun Lei and Top Brand Holdings Limited were previously reported on a Schedule 13G filed by Mr. Jun Lei and Top Brand Holdings Limited on February 14, 2013, as amended by amendments thereto.  The Shares beneficially owned by Mr. David Xueling Li and YYME Limited were previously reported on a Schedule 13G filed by Mr. David Xueling Li and YYME Limited on February 8, 2013, as amended by amendments thereto.

** CUSIP number G9887Y 107 is assigned to the Class A common shares of the Issuer, par value $0.00001 per share. CUSIP number 98426T 106 has been assigned to the American Depositary Shares (the “ADSs”) of the Issuer, which are quoted on the NASDAQ Stock Market under the symbol “ YY.” Each ADS represents twenty (20) Class A common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9887Y 107	Page	2	of	15	Pages

1	NAMES OF REPORTING PERSONS Jun Lei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,741,483 Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,741,483 Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,741,483 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents 192,741 483 Class B common shares held by Top Brand Holdings Limited, a British Virgin Islands company. Mr. Jun Lei is the sole owner and director of Top Brand Holdings Limited.  Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Class A common shares are not convertible into Class B common shares under any circumstances.

(2) Based on 649,420,408 Class A common shares and 427,352,696 Class B common shares outstanding as of March 31, 2015.

CUSIP No.	G9887Y 107	Page	3	of	15	Pages

1	NAMES OF REPORTING PERSONS Top Brand Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,741,483 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,741,483 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,741,483 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 192,741,483 Class B common shares held by the reporting person.  Each Class B common share is convertible into one Class A common share at the option of the holder at any time.

(2) Based on 649,420,408 Class A common shares and 427,352,696 Class B common shares outstanding as of March 31, 2015.

CUSIP No.	G9887Y 107	Page	4	of	15	Pages

1	NAMES OF REPORTING PERSONS David Xueling Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,052,875 Shares(1)
	8	SHARED VOTING POWER 191,241,493 Shares(2)
	9	SOLE DISPOSITIVE POWER 1,052,875 Shares(1)
	10	SHARED DISPOSITIVE POWER 191,241,493 Shares(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,294,368 Shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%(4) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents 1,052,875 Class A common shares underlying options and restricted share units granted to Mr. David Xueling Li that have vested or will vest within 60 days of July 9, 2015.

(2) Represents 10 Class A common shares, 175,241,483 Class B common shares and 16,000,000 Class A common shares in the form of ADSs held by YYME Limited, a British Virgin Islands company. Mr. David Xueling Li is the sole owner and director of YYME Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Class A common shares are not convertible into Class B common shares under any circumstances.

(3) Represents 10 Class A common shares, 175,241,483 Class B common shares and 16,000,000 Class A common shares in the form of ADSs held by YYME Limited, plus 1,052,875 Class A common shares underlying the options and restricted share units granted to Mr. David Xueling Li that have vested or will vest within 60 days of July 9, 2015.

(4) Based on 649,420,408 Class A common shares and 427,352,696 Class B common shares outstanding as of March 31, 2015.

CUSIP No.	G9887Y 107	Page	5	of	15	Pages

1	NAMES OF REPORTING PERSONS YYME Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 191,241,493 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 191,241,493 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,241,493 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents 10 Class A common shares, 175,241,483 Class B common shares and 16,000,000 Class A common shares in the form of ADSs held by the reporting person.  Each Class A common share is convertible into one Class A common share at any time by the holder thereof.

(2) Based on 649,420,408 Class A common shares and 427,352,696 Class B common shares outstanding as of March 31, 2015.

CUSIP No.	G9887Y 107	Page	6	of	15	Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares (the “Shares”) of YY Inc. (the “Company”). The Shares consist of Class A common shares and Class B common shares, par value $0.00001 each.

American depositary shares of the Company (the “ADSs,” and each, an “ADS”), each representing twenty (20) Class A common shares, are listed on the NASDAQ Stock Market under the symbol “YY.”

The Company is organized under the laws of the Cayman Islands, with its principal executive office located at Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, the People’s Republic of China.

Item 2. Identity and Background.

This statement is being filed jointly on behalf of Mr. Jun Lei (“Mr. Lei”), Top Brand Holdings Limited (“Top Brand”), Mr. David Xueling Li (“Mr. Li”) and YYME Limited (“YYME”, and together with Mr. Lei, Top Brand and Mr. Li, the “Reporting Persons” and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

Mr. Lei is a citizen of the People’s Republic of China and the chairman of the board of directors of the Company. Mr. Lei’s business address is 13th Floor, WuCaiCheng Office Building, 68 Qinghe Middle Street, Haidian District, Beijing 100085, the People’s Republic of China.

Top Brand is a British Virgin Islands company solely owned and controlled by Mr. Lei. Top Brand solely engages in investment holdings. The principal executive office of Top Brand is located at 13th Floor, WuCaiCheng Office Building, 68 Qinghe Middle Street, Haidian District, Beijing 100085, the People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Top Brand are set forth on Schedule A-1 hereto and are incorporated herein by reference.

Mr. Li is a citizen of the People’s Republic of China and the chief executive officer and a director of the Company. Mr. Li’s business address is c/o Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, the People’s Republic of China.

YYME is a British Virgin Islands company solely owned and controlled by Mr. Li.  YYME solely engages in investment holdings. The principal executive office of YYME is located at c/o Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, the People’s Republic of China.  The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of YYME are set forth on Schedule B-1 hereto and are incorporated herein by reference.

CUSIP No.	G9887Y 107	Page	7	of	15	Pages

During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A-1 or Schedule B-1 hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Shares by the Reporting Persons.

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On July 9, 2015, Mr. Lei and Mr. Li submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to a proposed  acquisition of all of the outstanding Shares of the Company not already beneficially owned by them for $68.50 in cash per ADS, or $3.425 in cash per Share of the Company.

On July 20, 2015, Mr. Lei and Mr. Li (collectively, the “Consortium Members”) entered into a consortium agreement (the “Consortium Agreement”), under which the Consortium Members have agreed to, among other things, form a consortium to work exclusively with each other to undertake a transaction to acquire all the outstanding Shares of the Company other than Shares owned by the Consortium Members or their affiliates (the “Proposed Transaction”). In addition, the Consortium Members have agreed not to, without each other’s prior written consent: (1) make a competing proposal for the acquisition of control of the Company; or (2) acquire or dispose of any (i) ADSs, (ii) Shares of the Company or (iii) warrants, options or any other securities that are convertible into ADSs or Shares of the Company, other than pursuant to share incentive plans of the Company.  Further, the Consortium Members have agreed to incorporate a holding company (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Company upon consummation of the Proposed Transaction. Each Consortium Member has agreed to enter into a rollover agreement in customary form pursuant to which such Consortium Member will contribute Shares of the Company owned by him or his affiliates to Holdco. Further, the Consortium Members have agreed to conduct due diligence with respect to the Company and its business as each Consortium Member deems necessary; engage in discussions with the Company regarding the Proposal; negotiate in good faith any amendments to the terms of the Proposal, if applicable; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, debt financing documents, if any, and a shareholders’ agreement that would include customary terms for transactions of a similar nature; and if the Proposed Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Proposed Transaction.

CUSIP No.	G9887Y 107	Page	8	of	15	Pages

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Consortium Members. Neither the Company nor any Consortium Member is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s ADSs will be delisted from the NASDAQ Stock Market, and the Company’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Company or disposing of securities of the Company; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Company; materially changing the present capitalization or dividend policy of the Company; materially changing the Company’s business or corporate structure; changing the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The descriptions of the Proposal and the Consortium Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the Proposal and the Consortium Agreement, which have been filed as Exhibit B and Exhibit C hereto, respectively, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this statement are hereby incorporated by reference in this Item 5.

CUSIP No.	G9887Y 107	Page	9	of	15	Pages

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole.  Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares beneficially owned by each other Reporting Person.

The 192,741,483 Shares beneficially owned by Mr. Lei comprise 192,741,483 Class B common shares owned by Top Brand, a British Virgin Islands company solely owned and controlled by Mr. Lei.

The 192,294,368 Shares beneficially owned by Mr. Li comprise (i) 10 Class A common shares, 175,241,483 Class B common shares and 16,000,000 Class A common shares in the form of ADSs owned by YYME, a British Virgin Islands company solely owned and controlled by Mr. Li and (ii) 1,052,875 Class A common shares underlying the options and restricted shares granted to Mr. Li that have vested or will vest within 60 days of July 9, 2015.

Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Mr. Lei beneficially owns approximately  17.9 % of all the issued and outstanding Shares of the Company, which represent approximately  39.2 % of the aggregate voting power of the Company. Mr. Li beneficially owns approximately  17.9 % of all the issued and outstanding Shares of the Company, which represent approximately  35.9 % of the aggregate voting power of the Company.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 649,420,408 Class A common shares and 427,352,696 Class B common shares outstanding as of March 31, 2015 as disclosed in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 21, 2015, assuming conversion of all outstanding Class B common shares into the same number of Class A common shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1 or Schedule B-1 hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1 or Schedule B-1 hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A-1 or Schedule B-1 hereto, has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.

CUSIP No.	G9887Y 107	Page	10	of	15	Pages

Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated July 20, 2015, by and between Mr. Lei, Top Brand, Mr. Li and YYME.

B	Proposal Letter dated July 9, 2015 from Mr. Lei and Mr. Li, to the board of directors of YY Inc.

C	Consortium Agreement, dated July 20, 2015, by and between Mr. Lei and Mr. Li.

CUSIP No.	G9887Y 107	Page	11	of	15	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2015

/s/ Jun Lei
Jun Lei

Top Brand Holdings Limited
	By:	/s/ Jun Lei
Name: Jun Lei
Title: Director

/s/ David Xueling Li
David Xueling Li

YYME Limited
	By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Director

CUSIP No.	G9887Y 107	Page	12	of	15	Pages

SCHEDULE A-1

Directors and Executive Officers of Top Brand Holdings Limited

Name	Position with Top Brand Holdings Limited	Present Principal Occupation	Business Address	Citizenship

Jun Lei	Director	Chairman of the Board of Directors of the Company; Chairman of Kingsoft Corporation Limited; Chairman of Cheetah Mobile Inc.; Chairman of Xiaomi Corporation	13th Floor, WuCaiCheng Office Building, 68 Qinghe Middle Street, Haidian District, Beijing 100085, the People’s Republic of China	People’s Republic of China

CUSIP No.	G9887Y 107	Page	13	of	15	Pages

SCHEDULE B-1

Directors and Executive Officers of YYME Limited

Name	Position with YYME Limited	Present Principal Occupation	Business Address	Citizenship

David Xueling Li	Director	Chief Executive Officer and Director of the Company	c/o Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle, Tianhe District, Guangzhou 510655, the People’s Republic of China	People’s Republic of China